SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ____ )*

Boston Scientific Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

101137 10 7

(CUSIP Number)

Bernard E. Kury, Esq.

Guidant Corporation

111 Monument Circle, 29th Floor

Indianapolis, Indiana 46204

(317) 971-2000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Charles W. Mulaney, Jr., Esq.

Brian W. Duwe, Esq.

Skadden, Arps, Slate, Meagher & Flom

333 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 407-0700

February 3, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101137 10 7	13D	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GUIDANT CORPORATION (I.R.S. IDENTIFICATION NO. 35-1931722)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3
4		SOURCE OF FUNDS OO (1)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION INDIANA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 253,509,328 (2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,509,328 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.94%
14		TYPE OF REPORTING PERSON CO

(1)	See discussion in Items 3 and 4.
(2)

Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Guidant Corporation may be deemed to have beneficial ownership of 253,509,328 shares of Boston Scientific common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Guidant and certain stockholders of Boston Scientific. The filing of this Schedule 13D shall not be construed as an admission that Guidant is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of Boston Scientific subject to the Voting Agreements.

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $.01 per share, of Boston Scientific Corporation, a Delaware corporation ("Boston Scientific"), whose principal executive offices are located at One Boston Scientific Place, Natick, Massachusetts, 01760-1537.

Item 2.	Identity and Background.

The person filing this statement is Guidant Corporation ("Guidant"), an Indiana corporation. Guidant's principal business is the design, development, manufacture, and marketing of innovative, high quality, therapeutic medical devices for use in treating cardiac and vascular disease. Guidant's principal address is 111 Monument Circle, 29th Floor, Indianapolis, Indiana, 46204-5129.

The names, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Guidant are as set forth in Annex 1 hereto and incorporated herein by this reference.

Neither Guidant nor, to its knowledge, any person listed in Annex 1 hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Boston Scientific Corporation ("Boston Scientific"), Galaxy Merger Sub, Inc. ("Merger Sub") and Guidant have entered into a definitive Agreement and Plan of Merger, dated as of January 25, 2006 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub, a wholly owned subsidiary of Boston Scientific, will merge with and into Guidant, with Guidant becoming a wholly owned subsidiary of Boston Scientific (the "Merger").

At the effective time of the Merger, each share of Guidant common stock (other than shares owned by Guidant, Boston Scientific and Merger Sub) will be converted into the right to receive a combination of (i) $42.00 in cash and (ii) a number of shares of Boston Scientific common stock with a value, based upon the average closing price of Boston Scientific common stock during the 20 consecutive trading day period ending three trading days prior to the closing, of $38.00, so long as the average closing price of Boston Scientific common stock during this period is within the range of $22.62 to $28.86. If the average closing price of Boston Scientific common stock during such period is less than $22.62, Guidant shareholders will receive 1.6799 Boston Scientific shares for each share of Guidant common stock, and if the average closing price of Boston Scientific common stock during such period is greater than $28.86, Guidant shareholders will receive 1.3167 Boston Scientific shares for each share of Guidant common stock. Additionally, if the closing does not occur on or prior to March 31, 2006, the $80 per share price would be increased by $0.0132 in cash for each day between April 1, 2006 and the date of closing.

As an inducement for Guidant to enter into the Merger Agreement with Boston Scientific, and in consideration thereof, certain entities related to or affiliated with Peter M. Nicholas (the "Nicholas Entities"), a founder of Boston Scientific and Chairman of the Boston Scientific board of directors, and certain entities related to or affiliated with John E. Abele (the "Abele Entities," and together with the Nicholas Entities, the "Stockholders"), a founder of Boston Scientific and a member of the Boston

Scientific board of directors, entered into Voting Agreements, each dated as of January 25, 2006, with Guidant (each individually a "Voting Agreement" and collectively, the "Voting Agreements"). Guidant did not pay additional consideration to Boston Scientific in connection with the execution and delivery of the Voting Agreements. Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibits 2.1 and 10.1, respectively, to Guidant's Current Report on Form 8-K filed on January 27, 2006 and are incorporated by reference herein.

Item 4.	Purpose of Transaction.

As stated above, the Voting Agreements were entered into as an inducement for, and in consideration of, Guidant's entering into the Merger Agreement. The Merger is subject to the approval of the Guidant and Boston Scientific shareholders. In addition, the Merger is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the European Union merger control regulation, as well as other customary closing conditions. In connection with the Merger, Boston Scientific will obtain financing of up to $14 billion, in the aggregate, from Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A. and Banc of America Securities LLC.

In connection with the Merger, Boston Scientific and Abbott Laboratories ("Abbott") entered into a Transaction Agreement, dated as of January 8, 2006 and amended as of January 16, 2006 (the "Transaction Agreement"), pursuant to which, among others things, Abbott will acquire Guidant's vascular intervention and endovascular solutions businesses. Under the terms of the Transaction Agreement, Abbott has agreed to pay $4.1 billion for the businesses, with additional payments of $250 million upon U.S. Food and Drug Administration approval of an everolimus-based drug-eluting stent product and $250 million upon a similar approval in Japan, if in each case such approval is received within 10 years of closing. Also under the terms of the Transaction Agreement, Abbott has agreed to provide a five-year, $900 million 4% interest-bearing loan to Boston Scientific and to purchase $1.4 billion of Boston Scientific common stock (approximately 56 million shares). The Transaction Agreement is contingent upon the satisfaction or waiver of the conditions to the Merger or the closing of the Merger, as well as other customary closing conditions, including receipt of regulatory approvals. Pursuant to the Merger Agreement, Guidant has agreed to assume and perform the transaction agreement with Abbott prior to the closing of the Merger.

Pursuant to the Voting Agreements, each of the Stockholders has agreed to vote the Boston Scientific common stock beneficially owned by it:

•

in favor of the proposed amendment to the Boston Scientific Second Restated Certificate of Incorporation to increase the authorized number of shares of Boston Scientific common stock from 1,200,000,000 to 2,000,000,000;

•	in favor of the proposed issuance of shares of Boston Scientific common stock to Guidant shareholders on the terms and conditions set out in the Merger Agreement; and
•

against any proposal, action or transaction which would impede, frustrate, prevent or materially delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement, the Voting Agreements, the approval of the amendment to the Boston Scientific Second Restated Certificate of Incorporation or the approval of the issuance of shares of Boston Scientific common stock to Guidant shareholders on the terms and conditions set out in the Merger Agreement.

Each Stockholder may vote the Boston Scientific common stock beneficially owned by it on all other matters in a manner determined by such Stockholder.

The Stockholders have appointed Guidant, the Chief Executive Officer of Guidant and the Secretary of Guidant as irrevocable proxy and attorney in fact to vote the shares of Boston Scientific common stock beneficially owned by each entity in the manner indicated in the three bullet points above.

As of January 25, 2006, the Nicholas entities beneficially owned 127,729,269 shares of Boston Scientific common stock in the aggregate and the Abele entities beneficially owned 125,780,059 shares of Boston Scientific common stock in the aggregate, which represented approximately 30.94% in the aggregate of all of the outstanding shares of Boston Scientific common stock.

None of the Stockholders were paid any additional consideration in connection with entering into the Voting Agreements.

The Stockholders have agreed, subject to limited exceptions, not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of any shares of Boston Scientific common stock beneficially owned or acquired by them until the termination of their respective Voting Agreements.

Each of the Voting Agreements will terminate upon the earliest to occur of the time the Merger becomes effective, the termination of the Merger Agreement in accordance with its terms or receipt of written notice of termination of the Voting Agreements by Guidant to the respective Stockholders.

Following consummation of the Merger, Guidant common stock will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)    As of the filing date of this Schedule 13D, as a result of the Voting Agreements, Guidant may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act); and (ii) shared power to vote or direct the vote of 253,509,328 shares of Boston Scientific common stock, which represents 30.94% of the shares of Boston Scientific common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.

Apart from the terms and conditions set forth in the Voting Agreements, Guidant is not entitled to any rights of a stockholder of Boston Scientific. Guidant does not, other than as specified in the Voting Agreements, have: (1) sole or shared power to vote or direct the vote of Boston Scientific's common stock; or (2) sole or shared power to dispose or direct the disposition of Boston Scientific's common stock.

Guidant disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Guidant as to the beneficial ownership of such shares.

To Guidant's knowledge, no shares of Boston Scientific Common Stock are beneficially owned by any of the persons identified in Annex 1 hereto.

(c)         Except as set forth or incorporated herein, neither Guidant nor, to Guidant's knowledge, any of the individuals referred to in Annex 1 hereto, has effected any transaction in Boston Scientific's common stock during the past 60 days.

(d)         To Guidant's knowledge, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by this reference. To Guidant's knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of Boston Scientific.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1

Agreement and Plan of Merger, dated as of January 25, 2006, by and among Boston Scientific Corporation, Galaxy Merger Sub, Inc. and Guidant Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed January 27, 2006).

2	Form of Voting Agreement, dated as of January 25, 2006 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 27, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2006

GUIDANT CORPORATION

By:	/s/ Keith E. Brauer
	Name:	Keith E. Brauer
	Title:	Vice President, Finance and
Chief Financial Officer

Annex 1

Information Concerning Executive Officers and

Directors of Guidant Corporation

The current corporate officers and directors of Guidant Corporation are listed below. The current business address of each person is 111 Monument Circle, 29th Floor, Indianapolis, Indiana, 46204-5129 and the current phone number is (317) 971-2000. Unless otherwise noted, each of the individuals listed below is, to Guidant's knowledge, a United States citizen.

1.	Officers of Guidant Corporation.
Name	Present Position with Guidant
James M. Cornelius	Interim Chief Executive Officer
Mark C. Bartell	President, Sales Operations
Keith E. Brauer	Vice President, Finance and Chief Financial Officer
Maria Degois-Sainz*	President, Cardiac Surgery
Bernard E. Kury	Vice President and General Counsel
Ronald K. Lattanze	President, Endovascular Solutions
Beverly H. Lorell, MD	Vice President, Chief Medical and Technology Officer
Peter J. Mariani	Vice President, Corporate Controller and Chief Accounting Officer
William F. McConnell, Jr.	Vice President and Chief Information Officer
R. Frederick McCoy, Jr.	President, Cardiac Rhythm Management
Ronald N. Spaulding	President, Europe, Middle East, Africa and Canada

*Citizen of Spain.

2.	Directors of Guidant Corporation.
Name	Position/Present Principal Occupation or Employment
James M. Cornelius	Chief Executive Officer of Guidant Corporation
Maurice A. Cox	Retired president and chief executive officer of The Ohio Partners, LLC
Nancy-Ann DeParle	Senior advisor, J.P. Morgan Partners, LLC and adjunct professor, The Wharton School, University of Pennsylvania
Enrique C. Falla	President of Falla, Smith & Associates, Inc.
Michael Grobstein	Retired vice chairman of Ernst & Young LLP and vice chairman of Ernst & Young International
Kristina M. Johnson	Dean of the Pratt School of Engineering at Duke University
J.B. King	Counsel to the law firm of Baker & Daniels
J. Kevin Moore	Vice president and managing partner of Arbor Group, LLC

Mark Novitch	Retired vice chairman of the board and chief compliance officer of The Upjohn Company
Jack A. Shaw	Retired president, chief executive officer and a director of Hughes Electronics Corporation
Eugene L. Step	Retired executive vice president and president of the pharmaceutical division of Eli Lilly and Company and member of its executive committee and board of directors
Ruedi E. Wager**	Retired president and chief executive officer of Aventis Behring LLC and member of its board of directors
August M. Watanabe	Retired executive vice president, science and technology, of Eli Lilly and Company and member of its executive committee and board of directors

**Citizen of France and Switzerland.